May 5, 2008

William Thompson
Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Lazare Kaplan International Inc.
Form 10-K for the fiscal year ended May 31, 2007
File Date: August 29, 2007
File No. 1-7848*

Dear Mr. Thompson:

We respond as follows to the Staff’s additional comments received on April 7, 2008 relating to the above-captioned Annual Report on Form 10-K. As previously agreed in a telephone conversation with your office, our response is hereby submitted on or before May 5, 2008. Please note that for the Staff’s convenience, we have recited each of the Staff’s additional comments and provided our response to each comment immediately thereafter.

Question #1 - Item 9a. Controls and Procedures

We have reviewed your response to comment three in our letter dated February 7, 2008. In the proposed revision to your disclosure, you state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rules 13a-15(e) and 15d-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in “timely alerting them to material information required to be included in [your] periodic SEC filings and ensuring that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms.” In future filings, please also state whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Alternatively,

* Certain portions of this Letter have been redacted pursuant to a request for confidential treatment.

revise to simply state in paragraph two that the officers concluded that your disclosure controls and procedures are effective.

Response to Question #1:

          In the Company’s future filings, the Company will add the following italicized language to its disclosure:

          Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Question #2 – Item 15. Exhibits and Financial Statement Schedules

We note your response to comment four of our letter dated February 7, 2008. In light of the fact that you have not yet filed an auditor’s consent to your Form 10-K, tell us how this affects your use of the prospectus that is part of the registration statement on Form S-8 (file no. 333-98955) or any other registration statement that incorporates by reference your Form 10-K for the period ended May 31, 2007 and the financial statements contained therein.

Response to Question #2:

          From August 2007 through the date hereof, the Company has not issued any new options covered by the Registration Statement on Form S-8 (File No. 333-98955) (the “Registration Statement”) or any shares of common stock pursuant to the exercise of any previously issued options covered by the Registration Statement, except that on one occasion, in January 2008, the Company inadvertently permitted the exercise of previously issued options by a non-executive employee of the Company and issued 2,000 shares of common stock to such employee.

          Furthermore, the Company will not in the future issue options covered by the Registration Statement nor issue any shares pursuant to the exercise of any options covered by the Registration Statement, in each case until the Company files the auditor’s consent to the Company’s most recent Form 10-K and the Form 10-K and the financial statements contained therein can again be incorporated by reference into the Registration Statement.

Question #3 – Note 10 Investments in Unconsolidated Joint Ventures

We reviewed your response to comment 11 in our letter dated February 7, 2008. In filing the financial statements of your equity method investees, please refer to Rule 3-09(b) of Regulation S-X and be sure to include financial statements for fiscal years 2006 and 2007. Based on your significance tests, these separate financial statements are required to be audited only for fiscal year 2007.

Response to Question #3:

          Certain of the Company’s equity method investees have a fiscal year end that differs from that of the Company. The Company intends to file the audited financial statements required by Rule 3-09(b) of Regulation S-X, which in the case of the Gulfdiam DMCC, are for the period ended December 31, 2006, the year in which it began operations. The fiscal year end for the Bellataire ventures is May 31. Accordingly, the Company intends to present audited financial statements of Bellataire for the year ended May 31, 2007 and unaudited financial statements for the period ended May 31, 2006.

Question #4 – Note 10 Investments in Unconsolidated Joint Ventures

We have reviewed your response to comment 12 in our letter dated February 7, 2008. Please tell us the name of and your percentage ownership in each equity method investee. Also explain to us why the reported amount of equity method losses in fiscal year 2006 represents over 80% of the combined pre-tax loss of unconsolidated joint ventures in 2006. If your ownership interest in any of these entities is greater than 80%, please explain to us why these entities are not consolidated. Alternatively, if your ownership interest and/or voting rights in these entities are not proportionate to your risk of loss, e.g., you own less than 50% of the entity but you are responsible for 80% of the losses incurred by the entity, please tell us in detail the terms of the joint venture agreements and your consideration as to whether these entities should be consolidated. Tell us the basis in GAAP for your accounting in either case.

Response to Question #4:

The Company ownership percentage in each of its equity method investees is as follows:

	Fiscal	Voting	Economic
Equity Method Investee	Year End	Rights	Interest
Gulfdiam DMCC	Dec 31	[*]	[*]
Gemang Diamantes Angola Ltd.	Dec 31	[*]	[*]
Bellataire LLC / Bellataire International LLC	May 31	[*]	[*]
Nozala Diamonds (Proprietary) Ltd.	May 31	[*]	[*]

          The amount of equity method income or losses reported by the Company in fiscal years 2006 and 2007 equals the net earnings or loss of the equity investee multiplied by the Company’s economic interest in each such investee. [*] In determining the appropriate accounting treatment of the joint ventures, we considered FASB Interpretation No. 46(‘R), Consolidation of Variable Interest Entities (“FIN 46(‘R)”) and Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB51”). In the case of [*], consolidation of these entities is not required based on the requirements for consolidation as described in the above accounting literature. [*] Therefore, the equity method of accounting is deemed the appropriate method in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

          [*]

If you have any questions, please do not hesitate to contact me. My direct telephone number is 212-857-7672. My direct facsimile number is 212-697-3197.

Sincerely,

/s/ William H. Moryto

William H. Moryto
Vice President and Chief Financial Officer